    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 1998
                                                   Registration No. 333-66867
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                         ------------------------------

                            AUREAL SEMICONDUCTOR INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                             94-3117385
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                             Identification No.)

                              4245 TECHNOLOGY DRIVE
                            FREMONT, CALIFORNIA 94538
                                 (510) 252-4245
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                         ------------------------------

                                DAVID J. DOMEIER
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            AUREAL SEMICONDUCTOR INC.
                              4245 TECHNOLOGY DRIVE
                            FREMONT, CALIFORNIA 94538
                                 (510) 252-4245
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:
                             JAMES M. KOSHLAND, ESQ.
                               DAVID A. HUBB, ESQ.
                        GRAY CARY WARE & FREIDENRICH LLP
                               400 HAMILTON AVENUE
                        PALO ALTO, CALIFORNIA 94301-1825
                                 (650) 328-6561

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time as described in the Prospectus after the effective date of this Registration Statement.

                         ------------------------------


        If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a) of this Form, check the following box: [ ]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                         ------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF                   AMOUNT TO BE            OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
SECURITIES TO BE REGISTERED                  REGISTERED               PER SHARE(1)           PRICE(1)        REGISTRATION FEE(2)
--------------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.01 par value)          19,954,137 shares(3)          $     0.525          $10,475,922          $     2,912
Common Stock ($0.01 par value)          13,387,449 shares(4)          $     0.525            7,028,411                1,954
                                        --------------------                               -----------          -----------
  Total                                 33,341,586 shares                                  $17,504,333          $     4,867
--------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act and based on the average of the closing bid and asked prices reported on the Over-the-Counter Electronic Bulletin Board on October 30, 1998.

(2) This Registration Statement also includes 3,960,000 shares that were previously registered on Registration Statement No. 333-39939 and for which the Registrant previously paid an aggregate filing fee of $3,283. In addition, this Registration Statement includes an additional 28,150,000 shares that were previously registered on Registration Statement No. 333-62083 and for which the Registrant previously paid an aggregate filing fee of $10,249.

(3) Represents additional shares of Common Stock issuable upon conversion of all outstanding shares of Series C Preferred Stock as described in the Prospectus, assuming that such conversion is as of October 30, 1998.

(4) Represents additional shares of Common Stock issuable upon conversion of all outstanding shares of Series A Preferred Stock as described in the Prospectus, assuming such conversion is as of October 30, 1998.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

        PURSUANT TO RULE 429, THE PROSPECTUS FORMING A PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO THE REGISTRANT'S EARLIER REGISTRATION STATEMENTS ON FORM S-2/A-2 (NO. 333-39939) AND S-2/A-1 (NO. 333-62083) AND UPDATES THE
INFORMATION CONTAINED THEREIN. SUCH REGISTRATION STATEMENTS RELATE TO, AMONG OTHER THINGS, SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SHARES OF THE REGISTRANT'S SERIES A PREFERRED STOCK, SERIES B PREFERRED STOCK, SERIES C PREFERRED STOCK, COMMON STOCK AND SHARES OF COMMON STOCK OF THE REGISTRANT ISSUABLE UPON EXERCISE OF CERTAIN OUTSTANDING WARRANTS.

================================================================================

        The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 20, 1998

               65,451,586 SHARES (ISSUABLE UPON (i) CONVERSION OF
               SERIES A PREFERRED STOCK, SERIES B PREFERRED STOCK,
                  SERIES C PREFERRED STOCK AND (ii) EXERCISE OF
                           WARRANTS FOR COMMON STOCK)

                            AUREAL SEMICONDUCTOR INC.
                                  COMMON STOCK
                          (PAR VALUE $0.001 PAR VALUE)


        Our Common Stock is quoted on the Over-the-Counter Electronic Bulletin Board under the symbol "AURL." On November 17, 1998, the average of the closing bid and asking prices of our Common Stock was $0.575. The 65,451,586 shares of Common Stock being offered by this prospectus represent approximately 53% of our total equity securities. Registering such a large percentage of the Company's total outstanding securities may have an adverse effect on the market price for our Common Stock.

        The selling stockholders are selling shares of Common Stock that are issuable upon conversion of shares of Series A, Series B and Series C Preferred Stock, and upon the exercise of warrants for Common Stock. The Company issued shares of Series A, Series B, Series C Preferred Stock and certain warrants in a series of private transactions between March 1998 and June 1998 to the selling stockholders. The Company will not receive any of the proceeds from the sale of shares by the selling stockholders but will receive the exercise price of the warrants.

        The shares have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               THE DATE OF THIS PROSPECTUS IS ______________, 1998

                                TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
WHERE YOU CAN FIND MORE INFORMATION..........................................................1


ABOUT AUREAL.................................................................................1


FORWARD LOOKING INFORMATION..................................................................3


RISK FACTORS.................................................................................3


USE OF PROCEEDS..............................................................................7


SELLING STOCKHOLDERS.........................................................................7


PLAN OF DISTRIBUTION........................................................................12


LEGAL MATTERS...............................................................................12


EXPERTS.....................................................................................12

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http:\\www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below. This prospectus is part of a registration statement we filed with the SEC (Registration Statement No. 333-66867).

(1) The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997, as amended by Amendments No. 1 and No. 2.

(2) The Company's Report on Form 8-K filed on March 16, 1998, as amended by Amendments No. 1 and No. 2.

(3)     The Company's Definitive Proxy filed on May 6, 1998.

(4) The Company's Quarterly Report on Form 10-Q for the quarters ended March 29, 1998, June 30, 1998 and September 27, 1998.

(5) The Company's Current Report on Form 8-K filed on June 15, 1998, as amended by Amendment No. 1.

(6)     The Company's Current Report on Form 8-K filed on July 13, 1998.

(7) The Company's Registration Statement on Form S-2/A-1 (Registration No. 333-62083) filed on September 24, 1998.

(8)     The Company's Definitive Proxy filed on November 18, 1998.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Stockholder Services
                            Aureal Semiconductor Inc.
                              4245 Technology Drive
                            Fremont, California 94538
                                 (510) 252-4245

        In addition, we will deliver a copy of our (i) Annual Report on Form 10-K/A-2 for the fiscal year ended December 28, 1997, and (ii) most recent Form 10-Q, without charge, to each person receiving a copy of this Prospectus.

                                  ABOUT AUREAL

        Aureal Semiconductor Inc. is a producer of audio semiconductor products and advanced audio technologies for the PC and consumer electronics markets. We contract with independent silicon foundries for production of our semiconductor products, and thus is we are a "fabless" semiconductor company. The foundry that manufactures the majority of our semiconductor products is one of the three largest foundries in the world that manufactures products exclusively for third parties. Our objective is to be a leading provider of advanced digital audio solutions for the PC and consumer electronics markets.

        In May 1996, we acquired Crystal River Engineering, Inc., a leader in the field of 3D audio technology. Crystal River Engineering is now our wholly-owned subsidiary and offers hardware and software solutions optimized for 3D audio presentation.

        We are headquartered in Fremont, California, in a leased 36,000 square foot building. As of September 27, 1998, we employed 105 people. Of this total, 73 were engaged in engineering functions, 22 were in sales and marketing activities, and 10 were engaged in administrative support.

        Aureal, Aureal 3D, A3D and the A3D logo are trademarks of Aureal Semiconductor Inc. Other trademarks referred to in this Prospectus belong to their respective owners.

                           FORWARD LOOKING INFORMATION

        This Prospectus, including the information incorporated by reference, contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and others detailed from time to time in our periodic reports filed with the SEC.

                                  RISK FACTORS

        In addition to the other information in this prospectus or incorporated herein by reference, you should consider carefully the following factors in evaluating the Company and our business before purchasing the Shares offered by the prospectus:

HISTORY OF LOSSES AND ACCUMULATED DEFICIT; EXPECTATION OF FUTURE LOSSES

        We emerged from bankruptcy in December 1994. Since that time, we have recorded an accumulated deficit of $168 million as of September 27, 1998, comprised of $154 million of incurred losses and $14 million of accretion and dividends on our preferred stock. We generated the majority of our revenues in 1997 and 1996 through technology licensing transactions. We anticipate that the majority of our revenues will come from the sale of advanced audio products in 1998 and future years. However, our failure to sell significant volumes of our advanced audio products in the future will mean we will not be profitable.

NEW TECHNOLOGIES AND PRODUCTS DEVELOPED WITH NEW TECHNOLOGIES

        Our success depends on our ability to develop and market new technologies aimed at advancing the level of audio quality in personal computers and consumer electronics devices. To be successful, we must timely develop new products that we can sell at competitive prices to our customers who will design them into their products. In order for our customers to design our advanced audio products into their personal computers and consumer electronic products, we must:

        1.      anticipate market trends;

        2. anticipate the performance and functionality requirements of our current and potential customers;

        3. develop and produce products that meet the timing and pricing requirements of our current and potential customers; and

        4. produce products that can be available in a timely manner consistent with our current and potential customers' development and production schedules.

        A failure in any of these areas could materially adversely affect our business, financial condition and results of operations.

        We also face the risk that new generations of microprocessors that are capable of performing the function of advanced audio products will greatly reduce demand for our products. Each successive generation of microprocessors has provided increased performance, which could in the future result in a microprocessor capable of performing advanced audio functions to an extent that diminishes or eliminates the need or preference for our products. In addition, each new generation of technology, including digital audio technology, generally requires increased processing power. The increased capabilities of microprocessors in the future may lower demand for our products in which event our business, financial condition and results of operations will be materially adversely affected.

PRODUCT CONCENTRATION AND EXPANSION OF BUSINESS MODEL

        Substantially all of our revenues are related to advanced audio solutions for the personal computer and consumer electronics markets, and we expect this to continue for the foreseeable future. We are currently embarking on an expansion of our semiconductor business model to provide for an increased number of audio related products, including audiocards and audio communications combination cards. We may require additional working capital funds for this expansion to provide for incremental inventory as well as broader marketing programs. A number of factors may limit the success of our expansion and could each negatively impact our business and results of operations. These factors include:

        1.      the failure of the market for advanced audio products to grow;

        2. reduced demand for our products as a result of increased competition in this market;

        3.      unexpected technological change; and

        4. our potential failure to introduce new versions of products that our customers and the market accept.

COMPETITION AND PRICING PRESSURES

        The markets in which we compete are intensely competitive and are characterized by evolving industry standards that result in:

        1.      short product life cycles;

        2.      significant pressure to improve price and performance; and

        3.      frequent new product introductions.

        We expect competition to increase from existing competitors and from other companies that may enter the markets for advanced audio products with devices that may be less costly or provide higher performance or additional features than the products we currently offer. However, we are unable to predict the timing and nature of any such competitive product offerings. In addition, product prices in the semiconductor industry generally decrease over the life of particular products. The willingness of prospective customers to design our products into their products depends to a significant extent upon our ability to price our products at levels that are cost-effective for these customers. As the markets for our products mature and competition increases, we anticipate that prices for our products will generally decline over time. If we are unable to reduce our costs sufficiently to offset declines in our product prices, or if we are unable to introduce new, higher performance products with higher product prices, our results of operations could be materially adversely affected.

        We anticipate that we will compete for the development of new technologies and for the sale of semiconductor products with a number of companies who have more extensive resources, including financial, manufacturing, technical, marketing and distribution. Furthermore, some of these competitors have greater intellectual property rights, broader product lines and longer-standing relationships with their customers than we do. In addition to our established competitors, we may also face competition from a number of emerging companies.

DEPENDENCE ON CREDIT FACILITY

        Because we have not been profitable to date, we have had to fund our losses through a combination of equity and debt financings. In June 1998, we entered into a credit facility with Goldman Sachs Credit Partners LP and the Technology Finance Division of Transamerica Business Credit Corporation. This credit facility provides for an aggregate maximum borrowing of $40 million. The interest rate on the credit facility is generally the prime rate plus 3% to 5%. Accordingly, while the credit facility provides us with needed working capital, the high cost of servicing any borrowing under it could negatively affect our liquidity. In addition, the credit facility may not be sufficient to meet our working capital requirements. In the event we must secure additional capital, there can be no assurance that such capital will be available on acceptable terms or at all. Our inability to secure such potential future financing, if necessary, would have a material adverse affect on our business, financial condition and results of operations.

FACTORS INHIBITING TAKEOVER

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions impose certain restrictions on the ability of a third party to acquire us without our consent. In addition, our Amended and Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors. Further, certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws, including the provision that divides the Board into three separate classes, may have the effect of delaying or preventing changes in control or changes of our management.

TRADING IN THE NON-NASDAQ OVER-THE-COUNTER MARKET; DISCLOSURE RELATING TO LOW PRICED STOCK

        Our Common Stock trades only on the Over-the-Counter Bulletin Board. We do not currently meet the requirements for listing on the Nasdaq National Market or any national stock exchange. Moreover, in the future we may still not meet such listing requirements, or we may not ever be accepted for trading on any national exchange. Because our Common Stock trades on the Bulletin Board, an investor may find it more difficult to sell or to obtain accurate quotations as to the market value of our Common Stock. Furthermore, because our Common Stock is not listed on Nasdaq, trading in our Common Stock is also subject to certain rules promulgated by the SEC under the Securities Exchange Act of 1934, as amended. These rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions); our Common Stock meets this definition. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from affecting transactions in the our Common Stock and may limit the ability of purchasers of our Common Stock to resell our stock in the secondary market.

RISK OF ADDITIONAL SHARES SOLD IN THE PUBLIC MARKET

        Because the holders of shares of Series A and Series C Preferred Stock may convert these securities into shares of our Common Stock at variable conversion prices, we do not currently know the exact number of shares of our Common Stock that we may be required to issue upon conversion of these shares of Preferred Stock. Further, this number may fluctuate based on the market value of our Common Stock. Because of the variable conversion price feature of the Series A and Series C Preferred Stock, holders of such shares may have incentive to take certain actions, including shorting our Common Stock, to decrease the market price of our Common Stock. By decreasing the market price for our Common Stock, the holders of shares of Series A and Series C Preferred Stock can convert their shares at the lower variable conversion price and thereby receive a greater number of shares of our Common Stock. Short selling is illegal if used to manipulate the price of a company's securities for profit. We have no knowledge that any holder of shares of Series A or Series C Preferred Stock intends to take any action that may cause the price of our Common Stock to fall. However, we can not assure you that holders of shares of Series A or Series C Preferred Stock will refrain from short selling our Common Stock or will refrain from taking other actions that would drive down the market price of our Common Stock.

CONCENTRATION OF STOCK OWNERSHIP

        Currently, three parties collectively control approximately 75% of our outstanding Common Stock, each of whom controls at least 10% individually. We do not know if the liquidity of the market for our Common Stock will maintain, or increase from, its current levels. In addition, the volume and liquidity of the market for our Common Stock may influence the trading price for our Common Stock. Sales of a large percentage of our total outstanding Common Stock may have an adverse affect on the market price for such securities.

DEPENDENCE ON FOUNDRIES

        We are a "fabless" semiconductor firm that depends on outside manufacturing resources for production of all of our semiconductor products. Currently, we utilize two semiconductor foundries, one domestic and one foreign, for production of our existing products. Both of these foundries have indicated to us that they have the manufacturing availability to provide for our planned production of each of our products for the next 12 months; however our production relationship with each foundry is based only upon purchase orders. Consequently, either foundry may not continue to adequately provide manufacturing capacity to us for our current level of production or any potential increases in our production levels. In the event that either or both foundries cease to manufacture our semiconductor products, we would have to contract with alternative foundries. However, we may not be able to timely contract with alternative foundries or to contract with them at all. Such a situation could materially adversely affect our financial condition and results of operations.

        In addition, the manufacture of semiconductor products is a highly complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in the masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer not to function. Many of these problems are difficult to diagnose and potentially time-consuming or expensive to remedy. The foundries that we employ may, in the future, experience such irregularities or adverse yield fluctuations in the manufacturing processes of our products. In such event, our business, financial condition and results of operations may be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL

        Our success depends to a significant extent upon the continued services of key engineering, marketing, sales and management personnel. Our employees may voluntarily terminate their employment with us at any time. We recognize the value of the contributions of each of our employees, and we have developed compensation programs, including stock programs open to all employees, designed to retain our employees. However, competition for such employees is intense, and the loss of the services of such employees could have a material adverse affect on the our business, financial condition and results of operations.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

        Our ability to compete successfully will depend, in part, on our ability to protect our proprietary technology. We rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our proprietary rights. Nevertheless, there can be no assurance that such measures will be adequate or safeguard the proprietary technology underlying our advanced audio products. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for any such breach. We also realize that our proprietary information and trade secrets may become known through other means not currently foreseen by us. Moreover, notwithstanding our efforts to protect our intellectual property, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights. In addition, we may not be able to effectively protect our intellectual property rights in certain countries.

        Although we do not believe that our products infringe the proprietary rights of any third parties, third parties may still assert infringement or invalidity claims (or claims for indemnification resulting from infringement claims) against us. Such assertions could materially adversely affect our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims. In defending such claims we could incur expenses and waste resources that could have a material adverse affect on our business, financial condition and results of operations.

        In February 1998, Creative Technology Ltd. and its subsidiary, E-MU Systems, Inc., served us with a lawsuit for patent infringement that Creative and E-MU had filed in the U.S. District Court, Northern District of California. The lawsuit asserts that our original Vortex product infringes on a patent that describes a specific implementation for an electronic musical instrument designed by E-MU. Creative and E-MU seek, among other things, a preliminary and permanent injunction against alleged continuing acts of infringement by us and an accounting of damages plus interest. In response, we filed a motion for summary judgment. In August 1998, E-MU and Creative filed a motion for a preliminary injunction with respect to our original and updated Vortex product. In October 1998, the court denied Creative's motion for preliminary injunction. In addition, our motion for summary judgment was also denied. We believe that the actions that Creative and E-MU filed are without merit, and we are vigorously defending against these actions.

        Additional litigation may be necessary to resolve the claims asserted by Creative and E-MU and any other claims asserted in the future to defend against claims of infringement or invalidity or to enforce and protect our intellectual property rights. There can be no assurance that we will prevail in any such litigation. Also, any such litigation, whether or not determined in our favor or settled by us, would be costly and would divert the efforts and attention of our management and technical personnel from normal business operations; this could have a material adverse affect on our business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology, any of which could have a material adverse affect on our business, financial condition and results of operations.

YEAR 2000 COMPLIANCE

        We use a number of computer software programs and operating systems in our internal operations, including applications used in financial business systems and various administration functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even possible replacement of such source code or applications could be necessary. Given the current information, we currently do not anticipate that such "Year 2000" costs will have a material impact upon us. We have requested and obtained information regarding "Year 2000" compliance from suppliers and providers of all of our mission critical software systems. Based on the information we currently have, all mission critical systems appear to be "Year 2000" compliant. We are currently contacting major vendors and customers to obtain "Year 2000" compliance certificates. The failure of any of our key suppliers or customers to be "Year 2000" compliant could have a material adverse effect on our business, financial condition and results of operations.

                                 USE OF PROCEEDS

        We will not receive any proceeds from sale of Common Stock by any of the selling stockholders.

                              SELLING STOCKHOLDERS

        The selling stockholders will hold the shares of Common Stock that are issuable upon conversion of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and exercise of certain warrants, if any. The table below lists the (i) selling stockholders, (ii) the number of shares that each currently owns or will own, assuming the conversion of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, and the exercise of certain warrants to purchase Common Stock on October 30, 1998, (iii) the number of shares of our Common Stock subject to sale pursuant to this registration statement by the selling stockholder and (iv) the number of shares of Common Stock each selling stockholder would own assuming the sale by such selling stockholders of all shares of our Common Stock registered by this registration statement.

                                               Beneficial Ownership                                        Beneficial
                                                  Period to the                                       Ownership After the
                                                    Offering(2)                Shares to be                 offering
                                           ----------------------------         Sold in the       ----------------------------
      Selling Stockholder(1)                 Shares           Percent           Offering(3)         Shares           Percent
-----------------------------------        ----------        ----------         ----------        ----------        ----------
TCW Special Credits Trust(4)                7,326,739               8.4%         2,927,480         4,399,259               5.0%

TCW Special Credits Fund IIIb(4)           13,515,038              15.4%         5,716,164         7,798,874               8.9%

TCW Special Credits Fund IIIB(4)           10,621,892              12.1%         4,461,235         6,160,657               7.0%

TCW Special Credits, as Investment          2,011,340               2.3%           836,482         1,174,858               1.4%
Manager of Delaware State
Employees Retirement Fund(4)

DDJ Capital Management, LLC                23,445,998              26.8%        15,418,922        8,027,0076               9.2%
141 Linden Street, Suite S-4
Wellesley, MA 02482-7910

EP Opportunity Fund, LLC                    1,955,547               2.3%         1,955,547                 0                 *
Eisenberg Partners, L.L.C
33 West Monroe Street, 21st Floor
Chicago, IL 60603

Queensway Financial Holding Limited         1,367,011               1.6%         1,367,011                 0                 *
90 Adelaide Street West, Suite 500
Toronto, Ontario M6E3A2 Canada

Banque Franck SA                            1,033,932               1.2%         1,033,932                 0                 *
Faisal Finance SA
Colntrin
84 Avenue Louis-Casal
Geneva, Switzerland 1216

Oaktree Capital Management, LLC(5)          7,753,198               8.9%         5,402,865         2,350,333               2.7%
as investment manager of the
Weyerhouser Company Retirement
Trust Account
50 Hope Street, 22nd Floor
Los Angeles, Ca 90071

Cranshire Capital, L.P.                       503,575                 *            503,575                 0                 *
770 Frontage Road, Suite 134
Northfield, IL 60093

LaRoque Trading Group, LLC                  2,861,840               3.1%         2,861,840                 0                 *
440 South LaSalle, Suite 701
Chicago, IL 60605

Keyway Investments, Ltd.                    1,671,846               1.8%         1,674,846                 0                 *
Midland Walwyn Capital, Inc.
BCE Place
181 Bay Street, Suite 500
Toronto, Ontario, Canada M5J2V8

Transamerica Business Credit                  506,250                 *            506,250                 0                 *
Corporation
15260 Ventura Blvd., Suite 1240
Sherman Oaks, CA 91403

                                               Beneficial Ownership                                        Beneficial
                                                  Period to the                                       Ownership After the
                                                    Offering(2)                Shares to be                 offering
                                           ----------------------------         Sold in the       ----------------------------
      Selling Stockholder(1)                 Shares           Percent           Offering(3)         Shares           Percent
-----------------------------------        ----------        ----------         ----------        ----------        ----------
Queensway Financial Holding Limited
Goldman Sachs & Co.                           843,750               1.2%           843,750                 0                 *
One New York Plaza
New York, NY 10004

Banque Edouard Constant SA                     36,600                 *             36,600                 0                 *
Kernco Trust S.A
P.O. Box 6432
2, Rue Jargonant
Geneva, Switzerland 1211

Lakeshore International, Ltd.                  94,842                 *             94,842                 0                 *
EBF & Associates
601 Carlson Parkway, Suite 200
Minnetonka, MN 55305

Swartz Investments LLC (6)                     70,000                 *             70,000                 0                 *
1080 Holcomb Bridge Road
200 Roswell Summit, Suite 285
Roswell, Georgia 30076

Eric S. Swartz (7)                             34,792                 *             34,792                 0                 *

Kendrick Family Partnership, LP (7)            34,792                 *             34,792                 0                 *

P. Bradford Hathorn (7)                         3,500                 *              3,500                 0                 *

Gerald David Harris (7)                        10,324                 *             10,324                 0                 *

Glenn R. Archer (7)                             3,500                 *              3,500                 0                 *

Carlton M. Johnson, Jr. (7)                     2,500                 *              2,500                 0                 *

Davis C. Holden (7)                             2,000                 *              2,000                 0                 *

Frank G. Mauro (7)                             34,792                 *             34,792                 0                 *

H. Nelson Logan (7)                             1,000                 *              1,000                 0                 *

Kelley E. Smith (7)                             1,000                 *              1,000                 0                 *

James David Mills (7)                           1,000                 *              1,000                 0                 *

Dwight B. Bronnum (8)                             500                 *                500                 0                 *
8309 Dunwoody Avenue
Atlanta, GA 30350

Robert L. Hopkins (8)                             500                 *                500                 0                 *
8309 Dunwoody Avenue
Atlanta, GA 30350

Enigma Investments, Ltd. (8)                    5,600                 *              5,600                 0                 *
P.O. Box 1894
Elizabethan Square
George Town
Grand Cayman

                                               Beneficial Ownership                                        Beneficial
                                                  Period to the                                       Ownership After the
                                                    Offering(2)                Shares to be                 offering
                                           ----------------------------         Sold in the       ----------------------------
      Selling Stockholder(1)                 Shares           Percent           Offering(3)         Shares           Percent
-----------------------------------        ----------        ----------         ----------        ----------        ----------
Charles B. Krusen (8)                           4,200                 *              4,200                 0                 *
465 Park Avenue
New York, NY 10022

TOTAL                                                                            45,851,341

----------

*     Less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of the Company's Common Stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of October 30, 1998 are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. This table is based upon information supplied by officers, directors and principal stockholders. Except as otherwise indicated, the Company believes that the persons or entities named in the table have sole voting and investment power with respect to all shares of the Company's Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

(2) The number of shares set forth in the table represents an estimate of the number of shares to be offered by the selling stockholders. Pursuant to the Company's agreements with the holders of Series A Preferred Stock and Series C Preferred Stock, the number of shares of Common Stock registered by this Registration Statement equals approximately 150% of the shares of Common Stock that would be issued had the Series A Preferred Stock and Series C Preferred Stock been converted on October 30, 1998. The actual number of shares of Common Stock issuable upon conversion of Series A Preferred Stock and Series C Preferred Stock is indeterminate, is subject to adjustment and could be materially more than such estimated number depending on factors that the Company cannot predict at this time, including the future market price of the Common Stock. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series A Preferred Stock and Series C Preferred Stock by reason of the floating rate conversion price mechanism or other adjustment mechanisms described therein, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

(3)   Assumes the sale of all shares of Common Stock offered hereby.

(4) This stockholder is affiliated with, and controlled by, The TCW Group, Inc. ("TCW"). TCW and its related entities hold beneficial ownership (as defined), in the aggregate, in 33.5 million shares of the Company's outstanding Common Stock and Common Stock equivalents (consisting of shares of Preferred Stock) (the "Equity Securities"), or approximately 37.4% of the Equity Securities. Mr. Masson, a director of the Company, was a partner of TCW Special Credits and served as a managing director of Trust Company of the West and TCW Asset Management Group ("TAMCO"), both wholly-owned subsidiaries of TCW, from 1988 to May 1995. Mr. Smith, a director of the Company, serves as an officer or authorized representative of certain entities affiliated with, or related to, TCW. Mr. Smith has voting and dispositive powers over an aggregate of 33.5 million shares of the Equity Securities. Mr. Smith disclaims beneficial ownership of such shares of the Equity Securities. The address of this stockholder is c/o Oaktree Capital Management, LLC, 550 Hope Street, 22nd Floor, Los Angeles, California 90071. See also note 6.

(5) Mr. Masson, a director of the Company, has been a principal of Oaktree Capital Management, LLC ("Oaktree") since May 1995. Oaktree has voting and dispositive powers over an aggregate of 41.2 million shares of the Equity Securities including both the TCW holdings and 7.8 million shares of the Equity

      Securities held by Oaktree as a fiduciary on behalf of a third party separate account of which Mr. Masson may be deemed a beneficial owner to the extent of any indirect pecuniary interest therein. Mr. Masson disclaims beneficial ownership of such shares of the Equity Securities.

(6) The shares of Common Stock held by this stockholder were issued by the Company as compensation for services rendered.

(7) The address for such stockholders is c/o Swartz Investment LLC, 1080 Holcomb Bridge Road, 200 Roswell Summit, Suite 285, Roswell, Georgia 30076. These stockholders are employees of, or otherwise affiliated with, Swartz Investment LLC. All shares of Common Stock held by these stockholders will be issued upon exercise of certain warrants, which were issued to such stockholders as compensation for services rendered.

(8) These stockholders, who are not affiliates or employees of Swartz Investments, LLC, performed services on behalf of Swartz in conjunction with the sale of the Series A Preferred Stock. All shares of Common Stock held by these stockholders will be issued upon exercise of certain warrants, which were issued to such stockholders as compensation for services rendered.

                              PLAN OF DISTRIBUTION

        The selling stockholders may sell their shares of Common Stock in one or more transactions (which may involve block transactions) on the Bulletin Board or on such other markets on which the Common Stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the shares of Common Stock, short sales or any combination thereof. They may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. It is possible that a selling stockholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. Some or all of the shares of Common Stock offered hereby may not be issued to, or sold by, the selling stockholders.

        Aureal has agreed to indemnify in certain circumstances the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify Aureal in certain circumstances against certain liabilities, including liabilities under the Securities Act.

        The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares of Common Stock, may be deemed to be "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder. In addition, the selling stockholders and any other persons participating in the sale or distribution of the shares of Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of Common Stock by the selling stockholders or any other such person. The foregoing may affect the marketability of the shares of Common Stock.

        We have agreed to use our best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the earlier of (i) the date on which the selling stockholders can sell all of the shares of Common Stock pursuant to Rule 144 of the Securities Act (without regard to volume limitations) or (ii) when all of the shares of Common have been resold pursuant to Rule 144 or an effective registration statement.

                                  LEGAL MATTERS

        Gray Cary Ware & Freidenrich LLP will issue an opinion about the legality of the shares for us.

                                     EXPERTS

        Arthur Andersen LLP, independent public accountants, audited our consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are referenced herein in reliance upon the authority of Arthur Andersen, as experts in accounting and auditing in giving the report.

================================================================================


        No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.




                            AUREAL SEMICONDUCTOR INC.








                              65,451,586 SHARES OF

                                  COMMON STOCK








                          ----------------------------

                                   PROSPECTUS

                          ----------------------------







                               November ___, 1998



================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

                                                                        To be Paid
                                                                          by the
                                                                        Registrant
                                                                        ----------
SEC registration .......................................                 $ 4,867
Accounting fees and expenses ...........................                   7,500
Legal fees and expenses ................................                   7,500
Miscellaneous expenses .................................                   5,133
                                                                         -------
Total ..................................................                 $25,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        As permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), the Registrant's Certificate of Incorporation provides that each person who is or was or who had agreed to become a director or officer of the Registrant or who had agreed at the request of the Registrant's Board of Directors or an officer of the Registrant to serve as an employee or agent of the Registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the full extent permitted by the DGCL or any other applicable laws. Such Certificate of Incorporation also provides that no amendment or repeal of such Certificate of Incorporation shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

        The Registrant's Bylaws provide that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or an predecessor of the Registrant. The Registrant's Bylaws also provide that the Registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Certificate of Incorporation.

        The Registrant has entered into indemnification agreements with its directors and its officers.

        The Registrant intends to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

        See also the undertakings set out in response to Item 17 herein.

ITEM 16.  EXHIBITS.

        The following exhibits are filed with this Registration Statement:

     Exhibit No.                        Description of Document
-------------------    ---------------------------------------------------------
        2.1            Agreement and Plan of Reorganization among the Company,
                       Aureal Acquisition Corporation, a wholly-owned subsidiary
                       of the Company and Crystal River Engineering, Inc., dated
                       as of May 7, 1996 (1)

        2.2            Second Amended Joint Plan of Reorganization dated
                       November 10, 1994 (13)

        4.1 Common Stock Purchase Agreement by and among the Company and certain beneficial owners of 5% or more of the Company's Common Stock, as amended (2)

        4.2            Common Stock Purchase Agreement by and among the Company
                       and certain entities and individuals dated June 10, 1996
                       (3)

        4.3            Common Stock Purchase Agreement by and among the Company
                       and certain entities and individuals dated August 6, 1997
                       (4)

        4.4            Preferred Stock Regulation D Subscription Agreement (5)

        4.5            Certificate of Designation of Series A Preferred Stock of
                       Aureal Semiconductor Inc. (5)

        4.6            Preferred Stock Registration Rights Agreement (5)

        4.7            Aureal Semiconductor Inc. Regulation D Subscription
                       Agreement for Series C Preferred Stock (6)

        4.8            Certificate of Designation of Series C Preferred Stock of
                       Aureal Semiconductor Inc. (6)

        4.9            Registration Rights Agreement (Common Stock underlying
                       Series C Preferred Stock) (6)

        4.10           Loan and Security Agreement (Goldman and TBCC Credit
                       Facility) (7)

        4.11           Form of Warrant (Goldman and TBCC Warrants) (7)

        4.12           8% Series B Convertible Preferred Stock Purchase
                       Agreement (7)

        4.13           Certificate of Designation of 8% Series B Convertible
                       Preferred Stock for Aureal Semiconductor Inc. (7)

        4.14           Amendment Number 4 to Registration Rights Agreement (7)

       10.1            Second Amended and Restated Loan Agreement between TCW
                       Special Credits and the Company dated August 6, 1997
                       increasing the loan commitment from $20 million to $31.5
                       million (8)

       10.2            1995 Stock Option Plan (9)

       10.3            Form of incentive option agreement and non-statutory
                       stock option agreement used under 1995 Stock Option Plan
                       (2)

       10.4            1994 Stock Option Plan (13)

     Exhibit No.                        Description of Document
-------------------    ---------------------------------------------------------
       10.5            Form of incentive option agreement and non-statutory
                       stock option agreement used under 1994 Stock Option Plan
                       (13)

       10.6            Industrial Space Sublease with Chemical Waste Management,
                       Inc. dated September 13, 1995 (2)

       10.7            Form of Indemnity Agreement for Directors and Officers
                       (10)

       10.8            1996 Outside Directors Stock Option Plan (11)

       10.9 Manufacturing, Purchase and Distribution Agreement between Diamond Multimedia Systems, Inc. and Aureal dated
                       July 3, 1998 (12)

        5.1*           Opinion of Gray Cary Ware & Freidenrich LLP

       23.1            Consent of Arthur Andersen, LLP

       23.2*           Consent of Gray Cary Ware & Freidenrich LLP (included in
                       Exhibit 5.1)

       24.1*           Power of Attorney (see page II-4 of the Registration
                       Statement)

----------

*     Previously filed.

(1) Incorporated by reference to the exhibits filed with Form 8-K dated May 22, 1996.

(2) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 1995.

(3) Incorporated by reference to the exhibits filed with Form S-3 (Registration number 333-3870) filed June 26, 1996.

(4) Incorporated by reference to the exhibits filed with Form S-3 (as amended by Post-Effective Amendment No. 1, Registration number 333-3870) filed September 12, 1997.

(5) Incorporated by reference to the exhibits filed with the Company's Form 8-K on March 16, 1998.

(6) Incorporated by reference to the exhibits filed with the Company's Form 8-K on June 15, 1998.

(7) Incorporated by reference to the exhibits filed with Form 8-K dated June 15, 1998.

(8) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended September 28, 1997.

(9) Incorporated by reference to the exhibits filed with the Company's preliminary proxy on November 5, 1998.

(10) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended September 29, 1996.

(11) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 29, 1996.

(12) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended June 28, 1998.

(13) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 1994.

ITEM 17. UNDERTAKINGS.

      I.    The undersigned Registrant hereby undertakes:

            A. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                  1. To include any prospectus required by section 10(a)(3) of the Securities Act;

                  2. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee "table in the effective registration statement;

                  3. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            B. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

            C. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      II. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      III. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      IV. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in The Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      V. The undersigned Registrant hereby undertakes that:

            A. For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4)or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

            B. For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fremont, State of California on the 20th day of November, 1998.

                                        AUREAL SEMICONDUCTOR INC.


                                        By:  /s/  DAVID J. DOMEIER
                                             -----------------------------------
                                             David J. Domeier, Vice President,
                                             Finance and Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the date indicated:

November 20, 1998

         SIGNATURE                                     TITLE
/s/  KENNETH A. KOKINAKAS               President, Chief Executive Officer
----------------------------------
   Kenneth A. Kokinakas

/s/  DAVID J. DOMEIER                   Vice President, Chief Financial Officer and
----------------------------------         Chief Accounting Officer
   David J. Domeier

/s/  L. WILLIAM KRAUSE*                 Director
----------------------------------
   L. William Krause

/s/  D. RICHARD MASSON*                 Director
----------------------------------
   D. Richard Masson

/s/  THOMAS K. SMITH, JR.*              Director
----------------------------------
   Thomas K. Smith, Jr.*

/s/  RICHARD E. CHRISTOPHER*            Director
----------------------------------
   Richard E. Christopher

*By:    /s/  DAVID J. DOMEIER
    ------------------------------
         David J. Domeier
        (Attorney-in-fact)

                                INDEX TO EXHIBITS

     Exhibit No.                        Description of Document
-------------------    ---------------------------------------------------------
        2.1            Agreement and Plan of Reorganization among the Company,
                       Aureal Acquisition Corporation, a wholly-owned subsidiary
                       of the Company and Crystal River Engineering, Inc., dated
                       as of May 7, 1996 (1)

        2.2            Second Amended Joint Plan of Reorganization dated
                       November 10, 1994 (13)

        4.1 Common Stock Purchase Agreement by and among the Company and certain beneficial owners of 5% or more of the Company's Common Stock, as amended (2)

        4.2            Common Stock Purchase Agreement by and among the Company
                       and certain entities and individuals dated June 10, 1996
                       (3)

        4.3            Common Stock Purchase Agreement by and among the Company
                       and certain entities and individuals dated August 6, 1997
                       (4)

        4.4            Preferred Stock Regulation D Subscription Agreement (5)

        4.5            Certificate of Designation of Series A Preferred Stock of
                       Aureal Semiconductor Inc. (5)

        4.6            Preferred Stock Registration Rights Agreement (5)

        4.7            Aureal Semiconductor Inc. Regulation D Subscription
                       Agreement for Series C Preferred Stock (6)

        4.8            Certificate of Designation of Series C Preferred Stock of
                       Aureal Semiconductor Inc. (6)

        4.9            Registration Rights Agreement (Common Stock underlying
                       Series C Preferred Stock) (6)

        4.10           Loan and Security Agreement (Goldman and TBCC Credit
                       Facility) (7)

        4.11           Form of Warrant (Goldman and TBCC Warrants) (7)

        4.12           8% Series B Convertible Preferred Stock Purchase
                       Agreement (7)

        4.13           Certificate of Designation of 8% Series B Convertible
                       Preferred Stock for Aureal Semiconductor Inc. (7)

        4.14           Amendment Number 4 to Registration Rights Agreement (7)

       10.1            Second Amended and Restated Loan Agreement between TCW
                       Special Credits and the Company dated August 6, 1997
                       increasing the loan commitment from $20 million to $31.5
                       million (8)

       10.2            1995 Stock Option Plan (9)

       10.3            Form of incentive option agreement and non-statutory
                       stock option agreement used under 1995 Stock Option Plan
                       (2)

     Exhibit No.                        Description of Document
-------------------    ---------------------------------------------------------
       10.4            1994 Stock Option Plan (13)

       10.5            Form of incentive option agreement and non-statutory
                       stock option agreement used under 1994 Stock Option Plan
                       (13)

       10.6            Industrial Space Sublease with Chemical Waste Management,
                       Inc. dated September 13, 1995 (2)

       10.7            Form of Indemnity Agreement for Directors and Officers
                       (10)

       10.8            1996 Outside Directors Stock Option Plan (11)

       10.9 Manufacturing, Purchase and Distribution Agreement between Diamond Multimedia Systems, Inc. and Aureal dated
                       July 3, 1998 (12)

        5.1*           Opinion of Gray Cary Ware & Freidenrich LLP

       23.1            Consent of Arthur Andersen, LLP

       23.2*           Consent of Gray Cary Ware & Freidenrich LLP (included in
                       Exhibit 5.1)

       24.1*           Power of Attorney (see page II-4 of the Registration
                       Statement)

----------

*     Previously filed.

(1) Incorporated by reference to the exhibits filed with Form 8-K dated May 22, 1996.

(2) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 1995.

(3) Incorporated by reference to the exhibits filed with Form S-3 (Registration number 333-3870) filed June 26, 1996.

(4) Incorporated by reference to the exhibits filed with Form S-3 (as amended by Post-Effective Amendment No. 1, Registration number 333-3870) filed September 12, 1997.

(5) Incorporated by reference to the exhibits filed with the Company's Form 8-K on March 16, 1998.

(6) Incorporated by reference to the exhibits filed with the Company's Form 8-K on June 15, 1998.

(7) Incorporated by reference to the exhibits filed with Form 8-K dated June 15, 1998.

(8) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended September 28, 1997.

(9) Incorporated by reference to the exhibits filed with the Company's preliminary proxy on November 5, 1998.

(10) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended September 29, 1996.

(11) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 29, 1996.

(12) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended June 28, 1998.

(13) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 1994.




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